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                                 SCHEDULE 14D-9

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                 Solicitation/Recommendation Statement Pursuant
                     to Section 14(d)(4) of the Securities
                              Exchange Act of 1934

                      Innovative Valve Technologies, Inc.
                           (Name of Subject Company)

                                 Robert Alpert
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   45767J106
                     (CUSIP Number of Class of Securities)

                              Eddy J. Rogers, Jr.
                     Mayor, Day, Caldwell & Keeton, L.L.P.
                           700 Louisiana, Suite 1900
                              Houston, Texas 77002
                                 (713) 225-7730
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Item 1.  Security and Subject Company

           This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of Innovative Valve Technologies, Inc., a Delaware corporation ("Invatec").

           Invatec's principal executive offices are located at 2 Northpoint Drive, Suite 300, Houston, Texas 77060.



Item 2.  Tender Offer of the Bidder

           This statement relates to the tender offer for the Common Stock to be commenced by Flowserve Corporation ("Flowserve"), as announced in Invatec's press release dated November 18, 1999. Flowserve's principal executive offices are located at 3100 Research Blvd., Dayton, Ohio 45420.



Item 3.  Identity and Background

           (a)       Robert Alpert
                     The Alpert Companies
                     333 Clay Avenue, Suite 4150
                     Houston, Texas 77002

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           (b) Attached as Exhibit (c) is a copy of Mr. Alpert's November 20,
1999 letter to Invatec's Board of Directors summarizing certain discussions between Mr. Alpert and the Board.



  Item 4.  The Solicitation or Recommendation

           Mr. Alpert is recommending that shareholders refrain from tendering their shares in response to Flowserve's tender offer, as and for the reasons more fully set forth in the press release attached as Exhibit (a).



Item 5.  Persons Retained, Employed or to Be Compensated

           None.



Item 6.  Recent Transactions and Intent with Respect to Securities

           (a)       None.

           (b) As more fully set forth in the press release attached as Exhibit (a), Mr. Alpert will refrain from tendering his shares until further information is released by Invatec.


Item 7.  Certain Negotiations and Transactions by the Subject Company

           Not applicable.



Item 8.  Additional Information to Be Furnished

           None.



Item 9.  Material to Be Filed as Exhibits

           (a)       Press Release of Robert Alpert dated November 20, 1999.

           (b)       Not applicable

           (c) November 20, 1999 letter of Robert Alpert to Invatec Board of Directors.

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                                                          /s/  ROBERT ALPERT
-----------------------------                      -----------------------------
          (Date)                                             (Signature)

                                                             Robert Alpert
                                                   -----------------------------
                                                           (Name and Title)